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                              December 14, 2023

       Dave Chan Ming
       Chief Executive Officer
       SU Group Holdings Ltd
       Unit 01     03, 3/F, Billion Trade Centre
       31 Hung To Road, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: SU Group Holdings
Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed December 11,
2023
                                                            File No. 333-275705

       Dear Dave Chan Ming:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Prospectus Summary
       Recent Developments, page 13

   1. Please balance your preliminary revenue and metrics figures by including disclosures that:
                                                            put the preliminary
figures into context,
                                                            provide information
as to your costs and expenses and
                                                            discuss whether
trends in revenues and costs and expenses during the recent period are consistent with
those discussed in management's discussion and analysis.
                                                        Also, please remove
your statement that your final results may differ materially from the estimates you are
presenting, as it implies that investors should not rely on the information presented.
 Dave Chan Ming
FirstName LastNameDave
SU Group Holdings  Ltd Chan Ming
Comapany14,
December  NameSU
              2023 Group Holdings Ltd
December
Page 2    14, 2023 Page 2
FirstName LastName
       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Richard Anslow, Esq.